



MY STORY

ICE CREAM

I'm Rob, and I used to own 7 ice cream stores.

It amazed me how ***haphazard and antiquated the*** hiring processes were in the retail & hospitality industries.

Some stores got lots of resumes – but ***wasted tons of money and time*** on high turnover and bad employees.

Other stores ***struggled to get anyone to apply***, and were always hurting for candidates.

It all made me realize that ***there had to be a better way.***



Hourly workers are
1/2 OF THE ECONOMY



90% own a smartphone



42% of them make less than $15/hr



79 million hourly workers in the US

60% of the workforce



50% higher turnover than the general workforce.
Food & beverage turnover cost = $6,000/hire (Cornell Study)



Fully-loaded economic cost of service-sector turnover is **$200 Billion+**
(50 million workers x 73% turnover x $6,000+ / hire = $219 Billion)



PROBLEM



FOR APPLICANTS



IT SUCKS!

Applying to 100+ jobs, filling out paper application forms,
doing 45-minute applications, never hearing back



Resumes often hit a "black hole" and
never get looked at again!



RESUMES

Tell you nothing about whether a candidate will be a good fit!







NO TRAINING OR DATA

Hiring is usually done at the store level, by a manager with no HR training – baking pizzas and interviewing candidates! Minimal or no data-driven decision making

SMALL OPERATORS

All hiring tasks are done manually, so lots of time gets wasted



EMPLOYERS

LARGER OPERATORS



Piecing together 10+ different clunky not-mobile-friendly solutions for recruitment, screening, assessments, hiring, onboarding, paperwork, etc.





HIGH TURNOVER

Constant problem, massive expense. Labor / headcount is the biggest line item in hospitality.



HIGHERME SOLVES THIS

HIRING SOFTWARE

- Candidate dashboard
- Predictive Analytics (Retention & Performance)
- Video cover letter
- Customizable assessments
- Branded careers page
- Text-to-apply & Interview scheduling modules
- Paperless onboarding
- Tax Credit Screening



SPECIALIZED CANDIDATE NETWORK



Talent Pool, a curated "AngelList Jobs for retail & hospitality" with industry-specific matching that lets employers reach out directly to candidates



 REDUCED EMPLOYER COST

 THE BEST APPLICANTS

 INCREASED RETENTION

MRR HAS GROWN 3.5X IN 16 MONTHS

$140,000
$130,000
$120,000
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000

Dec-16 Feb-17 Apr-17 Jun-17 Aug-17 Oct-17 Dec-17 Feb-18 Apr-18

Monthly Recurring Revenue

GREAT PARTNERS












CANDIDATE FLOW HAS GROWN 8X IN THE LAST YEAR



Trailing 365-Day Candidate Volume

Monetizing this candidate growth is a key focus for 2018



WHY NOW?

"Perfect storm" of labor market challenges and impacts:

- **INDUSTRY GROWTH:** Sales up 36.1% since 2010 and employment up 26.4%

- **LABOR CONSTRAINTS HIGH:** Increasing wages, low unemployment, decreasing immigration

- **JOB SEEKER INTEREST LOW:** Down from 75% of employer demand in 2013 to 50% in 2017

- **INCREASING TURNOVER:** up from 56% in 2010 to 73% in 2016 (compared to 5% increase economy-wide)

- **SHIFT TO DIGITAL:** online recruitment increasing by 6% annually through 2020 (higher in food/beverage)

- **SHIFT TO MOBILE:** 80% of people 16-34 used a mobile device for their job search in 2014



HIRING WORKFLOW – HIGHERME

Someone quits or is fired	→ Source candidates (inbound / outbound)	→ Review resumes, decide who to interview	→ Schedule interviews	→ Conduct interviews →

Screen candidates, decide who to hire	→ Extend invites, fill out paperwork	→ File paperwork	→ Train employee	→ Manage and communicate with employee

Now · **Soon** · **Eventually**

WORKFLOW INTEGRATION = STICKY = UNIQUE INSIGHTS



WE HAVE FIGURED OUT CUSTOMER ACQUISITION

Drip Email Campaigns	Outbound Cold Calling	Referral & Network Expansion	Trade Shows & Conferences	Paid Media & Advertising
Cost-effective, highly scalable	A focus for medium-larger prospective clients	Franchises = Powerful networks	Still a huge channel in this sector	Facebook, LinkedIn, Direct Mail
Proprietary sourcing of prospect emails	The source of many early large customers	Viral Growth: Firehouse Subs & Dunkin' Donuts	Industry is very relationship driven	Promising early results
Currently our #1 method for selling	Fits this industry – not everyone is tech-savvy	Not limited geographically	Great ROI from early initiatives	Our email lists = easy retargeting

LTV: $19,917 per customer

CAC: $3,154 per customer

LTV / CAC: 6.3 X



HOURLY RECRUITMENT: RECURRING SAAS REVENUE

Platform
Access

$50-$200

/month
per location

Average
Customer Size

$520

/month



TEAM



ROB HUNTER

CEO, Co-Founder

Owned 7 Marble Slab ice cream stores.
Previously Data Scientist @ Mobee.
Babson MBA, Ivey HBA



JEF CHEDEVILLE

Head of Engineering, Co-Founder

Previously Co-Founder @ Mobee,
acquired in 2017 by Wiser.
Epitech Software Engineering
(Valedictorian), UC Berkeley Masters



STEPH MORGAN

Chief Revenue Officer

VP of Sales & Co-Founder @
TalentEgg, Canada's top millennial
recruitment solution by market share.
Acquired in 2015.



THE NEXT 18 MONTHS

- **PRODUCT DEVELOPMENT:** We'll continue to build our product team, particularly focusing on adding additional machine learning & artificial intelligence functionality

- **SALES TEAM EXPANSION:** We have a proprietary way of acquiring warm leads, and have enough coming in to continue to grow the sales team quickly and efficiently

- **TRADE SHOWS & MARKETING:** Doubling down on channels that have been initially successful – particularly trade shows – will be critical for our growth.

- **PARTNERSHIPS & ENTERPRISE:** Strategic alliances represent a huge opportunity in this industry. Greater enterprise sales focus will lead to more White Castle's.